Exhibit 99.1

Goldcorp reports serious accident at its Marlin Mine

TSX: G      NYSE: GG

VANCOUVER, April 14, 2016 /CNW/ - GOLDCORP INC. (TSX: G, NYSE: GG) (the "Company") today reported a serious accident at its Marlin mine in Guatemala.  Early this morning a worker was trapped underground when an unexpected fall-of-rock occurred. The Company immediately dispatched first responders and notified relevant officials. At this time, one employee is reported missing.

"We are coordinating with first responders and the relevant authorities and will fully cooperate with the ongoing investigation to determine the cause of the accident," said David Garofalo, President and CEO. "We are offering support to the individual's family and employees at the mine site. The health and safety of our employees is our highest priority."

Operations at Marlin mine are suspended until authorities complete their investigation.

About Goldcorp

Goldcorp is a leading gold producer focused on responsible mining practices with safe, low-cost production throughout the Americas.  A portfolio of long-lived, high-quality assets positions Goldcorp to deliver long-term value.

SOURCE Goldcorp Inc.

%CIK: 0000919239

For further information: please contact: Lynette Gould, Director, Investor Relations, Goldcorp Inc., Telephone: (604) 695-1446, E-mail: info@goldcorp.com, www.goldcorp.com; Christine Marks, Director, Corporate Communications, Goldcorp Inc., Telephone: (604) 696-3050, E-mail: media@goldcorp.com, www.goldcorp.com

CO: Goldcorp Inc.

CNW 19:04e 14-APR-16